Exhibit 99.32

IMMUNOVACCINE INC.

DEFERRED SHARE UNIT PLAN

ARTICLE 1

INTRODUCTION

1.1	Purpose

The purpose of the Plan is to provide Participants with an opportunity to receive a portion or all of their compensation in Deferred Share Units. The Plan aims to align the interests of Participants with those of the shareholders of the Corporation. The Plan is meant to qualify under paragraph 6801(d) of the Income Tax Regulations (Canada) and consequently will not be a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada).

1.2	Definitions

In this Plan:

(a)	“Account” means the account maintained by the Corporation in respect of each Participant to record Deferred Share Units for the Participant;

(b)	“Applicable Laws” means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

(c)	“Applicable Withholding Taxes” has the meaning set forth in Article 9 of the Plan;

(d)	“Award Date” means in respect of Deferred Share Units awarded as (i) the Director’s Fees, as contemplated by Article 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary awards as contemplated by Article 4, on such date as the Board determines;

(e)	“Board” means the board of directors of the Corporation;

(f)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the Province of Nova Scotia;

(g)	“Corporate Secretary” means the corporate secretary of the Corporation;

(h)	“Corporation” means Immunovaccine Inc. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board;

(i)	“Deferred Share Unit” means a bookkeeping entry reflecting a Participant’s entitlements under the Plan, each Deferred Share Unit equivalent in value to a Share;

(j)	“Director” means any member, from time to time, of the Board;

(k)	“Fair Market Value” means the volume-weighted average trading price calculation per Share for the five (5) trading days immediately preceding the Award Date or the date of redemption, as the case may be, as reported by the Stock Exchange;

(l)	“Fees” means any of a Director’s annual board retainer, and fees for chairing the Board, a committee of the Board or being a member of a committee.

(m)	“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual;

(n)	“Participant” means any current or former Director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries and who has been or is eligible to be credited with Deferred Share Units under the Plan;

(o)	“Plan” means this plan entitled “Immunovaccine Inc. Deferred Share Unit Plan”, as amended from time to time;

(p)	“Related Entity” means a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation;

(q)	“Security Based Compensation Arrangement” has the meaning set out in the Toronto Stock Exchange Company Manual;

(r)	“Share” means a common share in the share capital of the Corporation;

(s)	“Stock Exchange” means the Toronto Stock Exchange or such other stock exchange as the Board may designate from time to time and, if the Shares are not at any time listed and posted for trading on the Toronto Stock Exchange or such other stock exchange as the Board may designate from time to time, the stock exchange or securities quotation system on which the highest volume of Shares is then traded; and

(t)	“Termination” means the cessation of a Participant’s directorship for any reason, including such Participant’s death, which is deemed to have occurred as of the date of such cessation.

1.3	Interpretation

In this Plan, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

1.4	Effective Date of the Plan

The effective date of the Plan shall be December 21, 2016. The Board shall review and confirm the terms of the Plan from time to time.

ARTICLE 2

ADMINISTRATION

2.1	Administration of the Plan

The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. The Board may require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of Applicable Laws, including without limitation, exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

2.2	Delegation

The Board may delegate to any Director, officer or employee of the Corporation such of the Board’s duties and powers relating to the Plan as the Board may see fit.

2.3	Determination of Value if Shares Not Publicly Traded

Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Fair Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Board acting in good faith.

2.4	No Liability

Neither the Board, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.5	Eligibility and Participation

(a)	All Directors of the Corporation shall be eligible to participate in the Plan.

(b)	As a condition of participating in the Plan, each Participant shall be required to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws, including applicable tax laws.

(c)	Nothing herein contained shall be deemed to give any person the right to be retained as a Director or at any time to continue as a Director or employee nor shall the eligibility of a Director as a Participant entitle such Participant to receive any award under any other compensation or incentive plan of the Corporation. Except as otherwise provided, nothing contained herein shall in any way entitle a Participant to receive or acquire Shares or to acquire any rights or entitlements as a shareholder of the Corporation.

2.6	Currency

Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

ARTICLE 3

ELECTION

3.1	Irrevocable Election

Each year, a Participant who is a Director may elect to receive up to one hundred per cent (100%) of his or her Fees, but not less than 50% of his or her fees, in the form of Deferred Share Units (in the form of an irrevocable election attached hereto as Appendix “A”) with the balance to be paid in cash.

3.2	Timing of Election

In the case of a newly appointed Director (the “designation”), the election, which shall be in respect of Fees earned after such designation during the fiscal year of the designation, must be completed, signed and delivered to the Corporate Secretary as soon as possible and, in any event, no later than thirty (30) days after the designation. In the case of an existing Participant, the election must be completed, signed and delivered to the Corporate Secretary by the end of the fiscal year preceding the fiscal year during which the Participant will earn the Fees or bonus in question and to which such election is to apply.

3.3	Determination of Deferred Share Units

The Corporation shall grant, in respect of each Participant, that number of Deferred Share Units (including fractional Deferred Share Units) as is determined by dividing the amount of Fees or other compensation that, but for an election, would have been paid to the Participant, by the Fair Market Value as of the Award Date, with fractions computed to three decimal places and shall credit the Participant’s Account with such Deferred Share Units. A Participant shall not be entitled to any other benefit under this Plan.

The determination by the Board of any question which may arise as to a grant hereunder shall be final and binding on Participants and other persons claiming or deriving rights through any of them.

ARTICLE 4

DISCRETIONARY GRANTS

Subject to this Article 4 and such other terms and conditions as the Board may prescribe, the Board may from time to time award Deferred Share Units to a Participant. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a grant under this Article 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

ARTICLE 5

CONFIRMATION OF AWARD AND STATEMENTS

5.1	Confirmation of Award

Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation.

5.2	Reporting of Deferred Share Units

Statements of Accounts will be provided to the Participants, on an annual basis, by January 31 of each year.

ARTICLE 6

VESTING

Deferred Share Units (and fractional Deferred Share Units) shall vest immediately upon being credited to a Participant’s Account.

ARTICLE 7

ADJUSTMENTS

7.1	Adjustments

The number of Deferred Share Units standing to the credit of an Account shall also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to acceptance by the Stock Exchange, if applicable.

ARTICLE 8

REDEMPTION

8.1	Redemption of Deferred Share Units

Deferred Share Units (and fractional Deferred Share Units) credited to a Participant’s Account shall not be redeemable except upon the Termination of a Participant.

In the event of the Termination of a Participant, no further Deferred Share Units will be credited to such Participant’s Account, and any election by such Participant to receive any future Fees or bonus, as the case may be, in the form of Deferred Share Units shall be revoked.

8.2	Redemption on Termination

In the event of the Termination of a Participant, all Deferred Share Units (and fractional Deferred Share Units) credited to the Participant’s Account shall be redeemable and settled:

(a)	as described below, net of any Applicable Withholding Taxes,

(b)	in favor of the Participant (or the Participant’s legal representative),

(c)	no later than the end of the calendar year following the year in which Termination occurs.

Upon redemption by the Participant (or the Participant’s legal representative) pursuant to paragraph 8.3 or by the deadline provided for under paragraph 8.2(c), if not already redeemed by the Participant (or the Participant’s legal representative), the Corporation will issue to the Participant a number of Shares from treasury equal to the number of Deferred Share Units (and fractional Deferred Share Units) credited in the Account, less the number of Shares that results by dividing the aggregate amount of the Applicable Withholding Taxes by the Fair Market Value as of the date of redemption. Instead of issuing Shares from treasury, the Corporation may elect, in its sole discretion, to pay to the Participant (or the Participant’s legal representative) an amount of money determined by multiplying the number of Deferred Share Units (and fractional Deferred Share Units) credited in the Account by the Fair Market Value as of the date of redemption, net of any Applicable Withholding Taxes, by cheque, upon redemption by the Participant pursuant to paragraph 8.3 or by the deadline provided for under paragraph 8.2(c), if not already redeemed by the Participant (or the Participant’s legal representative). All Deferred Share Units (and fractional Deferred Share Units) will expire and terminate upon such issuance of Shares or upon such payment, as the case may be.

8.3	Notice of Redemption

Deferred Share Units (and fractional Deferred Share Units) that have become redeemable may be redeemed by written notice, in a form reasonably required by the Board, signed by the Participant (or the Participant’s legal representative) and delivered to the Board not later than fifteen (15) Business Days prior to the end of the calendar year following the date of Termination.

8.4	Compliance with Applicable Laws

No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

8.5	No Fractional Shares

The Corporation shall not be required to issue, or to purchase and deliver, fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be issuable or deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Participant a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Fair Market Value of such Share.

8.6	No Interest

For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

8.7	Maximum Number of Shares Issuable

Subject to adjustment in accordance with Section 7.1, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 1,500,000 Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders in accordance with the requirements of the Stock Exchange.

8.8	Maximum Number of Shares Issuable to Insiders

During any twelve (12) month period, the number of Shares issued from treasury to Insiders under this Plan or any other Security Based Compensation Arrangement of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Shares; and the number of Shares issuable from treasury to Insiders, at any time, under this Plan or any other Security Based Compensation Arrangement of the Corporation shall not exceed ten percent (10%) of the issued and outstanding Shares.

ARTICLE 9

TAX MATTERS

9.1	Withholding

The Corporation may withhold an amount corresponding to the aggregate of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”), from any amount (including by reducing the number of Shares to be issued) owing to a Participant including any amount owing under this Plan.

9.2	Compliance with Income Tax Act

Notwithstanding the foregoing and Section 11.1, all actions of the Board and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Income Tax Regulations (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

ARTICLE 10

COMMUNICATION

10.1	Communication to Participant

Any payment, notice, statement, certificate or other instrument required to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the records of the Corporation.

10.2	Communication to Corporation

Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at the following address:

Immunovaccine Inc.

1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A8

Attention: Corporate Secretary

Facsimile: (902) 492-0888

Email: fors@imvaccine.com

or to such other person or in such other manner as is notified to a Participant.

10.3	Timing of Delivery

Any payment, notice, statement, certificate or instrument, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

ARTICLE 11

GENERAL

11.1	Amendment, Suspension, or Termination of Plan

(a)	The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan subject to the receipt of all necessary regulatory and shareholders approvals, provided that no such amendment or revision shall alter the terms of any Deferred Share Unit granted under this Plan prior to such amendment or revision .

(b)	Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan without seeking the approval of the shareholders of the Corporation:

(i)	amendments to the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendments would not have the potential of broadening or increasing Insider participation;

(ii)	amendments to the manner in which Participants may elect to participate in the Plan;

(iii)	amendments to the provisions of the Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same, provided that no amendment shall accelerate the redemption of a Participant’s Deferred Share Units prior to the earlier of his or her Termination, subject to obtaining the required regulatory approvals;

(iv)	amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(v)	amendments necessary to comply with the provisions of Applicable Laws and the requirements of the Stock Exchange;

(vi)	amendments respecting the administration of the Plan;

(vii)	amendments to the vesting provisions of the Plan;

(viii)	amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada);

(ix)	amendments necessary to suspend or terminate the Plan; and

(x)	any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under Applicable Laws.

(c)	Notwithstanding the provisions of Section 11.1(b), the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Plan for any of the following purposes:

(i)	to increase the maximum number of Shares that may be issued pursuant to the redemption of Deferred Share Units granted under the Plan as set out in Section 8.7;

(ii)	to increase the maximum number of Shares issuable pursuant to Section 8.8; and

(iii)	to amend the provisions of this Section 11.1(c).

(d)	In the event of any conflict between Sections 11.1(b) and 11.1(c), the latter shall prevail.

(e)	If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Article 6) will be credited to the Account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s Account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

(f)	All Participants will be sent written notice of any amendment, modification, suspension or termination of the Plan.

11.2	Compliance with Laws

(a)	The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, including Shares, shall be subject to and made in conformity with all Applicable Laws. Furthermore, any grant of Deferred Share Units or issuance of Shares pursuant to the Plan must be exempt or not subject to registration under applicable United States federal and state securities laws. Any Deferred Share Units or Shares granted or issued to a person in the United States (as such term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended) will result in any certificate representing such securities bearing a United States restrictive legend restricting transfer of such securities under United States federal and state securities laws.

(b)	Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)	No election may be made and no issuance of Deferred Share Units will be made pursuant to this Plan and no notice of redemption may be given by a Participant when such Participant is in possession of material, undisclosed and confidential information which would limit or restrict such person’s right to trade in securities of the Corporation pursuant to the Securities Act (Quebec) as amended or in any other similar provisions of any Applicable Laws. The Corporation may extend or change applicable issuance dates or time periods in its discretion to ensure compliance as it may reasonably determine.

(d)	In the event that the Board recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan under International Financial Reporting Standards as applied to the Plan and the Accounts established under the Plan for each Participant, the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the Accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine, provided that such changes would not extend the settlement or satisfaction of the obligations of the Corporation beyond the end of the calendar year following the year in which the Termination occurs and that all such charges shall be made in order to ensure that the Plan remains compliant under all Applicable Laws.

11.3	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

11.4	General Restrictions and Assignment

(a)	The rights of a Participant pursuant to the terms of the Plan are non-assignable or alienable by him either by pledge, assignment or in any other manner, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s estate.

(b)	The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

11.5	No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director, and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director.

11.6	No Shareholder Rights

Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

11.7	Unfunded and Unsecured Plan

The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

11.8	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any arrangement and no additional Deferred Share Units will be granted to such Participant as compensation for a downward fluctuation in the Fair Market Value of the Shares nor will any other form of benefit be conferred upon, or in respect, of a Participant for such purpose.

11.9	Governing Laws

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Nova Scotia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

11.10	Unenforceability

If any provision of this Plan is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part, if any, of such provision and all other provisions hereof shall continue in full force and effect.

APPROVED BY THE BOARD OF THE CORPORATION ON DECEMBER 21, 2016.

APPENDIX “A”

IMMUNOVACCINE INC.

DEFERRED SHARE UNIT PLAN

THIS IRREVOCABLE ELECTION FORM MUST BE RETURNED TO IMMUNOVACCINE INC. (THE “CORPORATION”) BY EMAIL AT •@IMVACCINE.COM BY 5:00 P.M. (EASTERN TIME) BEFORE DECEMBER 31, ________. [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE] [SUBJECT TO ADDITIONAL RULES FOR U.S. TAXPAYERS.]

IRREVOCABLE ELECTION FORM

1.	GENERAL

(a)	I have received and reviewed a copy of the Corporation’s Deferred Share Unit Plan (the “Plan”) and agree to be bound by it.

(b)	The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my Account under the Plan.

(c)	I will be liable for income tax when Deferred Share Units are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (and the number of Shares to which I could be entitled could be reduced to take into account the amount of Applicable Withholding Taxes). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

(d)	No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

(e)	I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(f)	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

(g)	I understand that:

(i)	All capitalized terms shall have the meanings attributed to them under the Plan;

(ii)	The redemption of Deferred Share Units must comply with applicable securities laws, including United States federal and state securities laws; and

(iii)	All cash payments, if any, will be net of any Applicable Withholding Taxes.

(h)	I, as a Director, irrevocably elect to receive _____% of my base retainer and _____% of any other directorship fees in Deferred Share Units for the 20___ calendar year.

Dated this ______________________.

Participant Signature:

Participant Name:

APPENDIX “B”

IMMUNOVACCINE INC.

DEFERRED SHARE UNIT PLAN

Plan Provisions Applicable to U.S. Taxpayers

This Appendix “B” is an integral part of the Plan. The provisions of this Appendix “B” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any election form or award letter. Except as specifically defined in this Appendix “B”, all capitalized terms used in this Appendix “B” have the meaning attributed to them in the Plan.

1.	A U.S. Taxpayer is a Participant who (i) is subject to income taxation in the United States on the income received by his or her services as a Director or and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or other Applicable Laws and (ii) who is not subject to income taxation in Canada under the Income Tax Act (Canada) and any similar law of a province.

2.	It is intended that the provisions of the Plan, any election form, or any award letter (collectively referred to as the Plan for this Appendix “B”) and any Deferred Share Units comply with Section 409A of the Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”). In the event of any ambiguity in the language of the Plan or in the operation of the Plan, the Plan shall be construed, interpreted and operated in a manner that will result in compliance with the requirements of Section 409A, to the maximum extent permitted under Applicable Laws.

3.	All elections under Article 2 of the Plan shall be made at a time and in a form that complies with Section 409A.

4.	Notwithstanding Article 8 of the Plan, a U.S. Taxpayer shall not select a date of redemption for payment of his or her Deferred Share Units. Instead, the payment date for any Deferred Share Units payable to a U.S. Taxpayer shall be the date that is thirty (30) days after such U.S. Taxpayer’s date of Termination, unless either (a) the U.S. Taxpayer is a Specified Employee on his or her date of Termination or (b) the U.S. Taxpayer’s Termination was due to his or her death. If the U.S. Taxpayer is a Specified Employee on his or her date of Termination and such U.S. Taxpayer’s Termination did not arise by reason of his or her death, the payment date in respect of such Deferred Share Units shall be the date that is six (6) months and one day after the U.S. Taxpayer’s Termination, or if earlier, within ninety (90) days after the U.S. Taxpayer’s death. If the Termination occurs due to the U.S. Taxpayer’s death, then payment of such Deferred Share Units shall be made within ninety (90) days of the U.S. Taxpayer’s date of death. On the date of payment, the amount of money or Shares to be paid or delivered to the U.S. Taxpayer shall be determined by Section 8 of the Plan, subject to applicable tax withholdings.

5.	For purposes of this Appendix “B”, the defined term “Termination” for a U.S. Taxpayer shall mean when such U.S. Taxpayer incurs a “separation from service” under U.S. Treasury Regulation § 1.409A-1(h) from the Corporation or a Related Entity (which, for purposes of determining a Termination, shall mean a “service recipient” as defined under U.S. Treasury Regulation § 1.409A-1(h)(3)).

6.	The provisions of Article 7 and Article 11 shall be subject to the limitations and requirements set forth in Section 409A as to the time and form of payment of any Deferred Share Units.

7.	Notwithstanding any other provision of this Appendix “B” or of the Plan to the contrary, neither the time nor the schedule of any payment under this Appendix “B” may be accelerated except as provided in Treas. Reg. § 1.409A-3(j)(4). In addition, under no circumstances may the time or schedule of any payment described in this Appendix “B” be subject to a further deferral except as otherwise permitted herein or required or permitted pursuant to regulations and other guidance issued pursuant to Section 409A. The U.S. Taxpayer does not have any right to make any election regarding the time or form of any payment due under this Appendix “B”.

8.	If the Corporation fails to make any distribution, either intentionally or unintentionally, at the time specified in this Appendix “B”, but the payment is made later, but within the same calendar year, such distribution will be treated as made at the time specified in this Appendix “B” pursuant to Treas. Reg. § 1.409A-3(d). Additionally, the distribution will be treated as made at the time specified in this Appendix “B” in the other limited circumstances described in Treas. Reg. § 1.409A-3(d). In addition, if a distribution is not made due to a dispute with respect to such distribution, the distribution may be delayed in accordance with Treas. Reg. § 1.409A-3(g).

9.	If any provision of the Plan or in the operation of the Plan contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code such provision of the Plan may, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any U.S. Taxpayer, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, neither the Corporation, nor any parent or subsidiary of the Corporation, nor any of their shareholders, directors, officers, employees, agents or representatives shall be liable to any U.S. Taxpayer or his or her heirs, beneficiaries or estate in the event any amounts accrued, due or payable under the Plan become subject to early income inclusion, additional taxes, penalties or interest as a result of the application of Section 409A.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer, except to the extent that they have not been specifically modified by this Appendix “B”.

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